

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

September 16, 2022

John Cotterell
Chief Executive Officer
Endava plc
125 Old Broad Street
London EC2N 1AR

      Re: Endava plc
          Form 20-F for the fiscal year ended June 30, 2021
          File No. 001-38607

Dear Mr. Cotterell:

      We have reviewed your September 12, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our reference to any prior comment is to the comment in our August 22, 2022 letter.

Form 20-F for the fiscal year ended June 30, 2021

General

1.   We have reviewed your response to prior comment 1 and continue to believe that the Endava plc financial statements are materially deficient for any years that KPMG Audit SRL, a firm that is not registered with the Public Company Accounting Oversight Board ("PCAOB"), played a substantial role in the audit. Please correct the material deficiency in your audited financial statements to comply with Section 102(a) of the Sarbanes-Oxley Act and PCAOB Rule 2100 that require any accounting firm playing a substantial role in the audit of an issuer be registered with the PCAOB.

You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jaime Chase